

February 14, 2014

<u>Via E-mail</u>
Look Yuen Ling
Chief Executive Officer
JV Group, Inc.
7609 Ralston Road
Arvada, CO 80002

> **Re:** **JV Group, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2013**
> **Filed October 15, 2013**
> **File No. 000-21477**

Dear Ms. Ling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>10-K for the fiscal year ended June 30, 2013</u>

<u>Forward-Looking Statements, page 1</u>

1.   We note your disclosure that you are current in negotiations to settle with your outstanding creditors. In future Exchange act periodic reports, in an appropriate section, please provide more detailed disclosure regarding the settlement negotiations, including, but not limited to, identifying the creditor involved, the amount, the status of the negotiations, and, if settled, the terms of the settlement.

<u>Mega Action Limited, page 2</u>

2.   In future Exchange Act periodic reports, please provide more detailed disclosure regarding the business operations of Mega Action Limited.

Leasehold Acquisition, page 2

3.   We note your disclosure on page 2 that you purchased certain leaseholds from Huge Earn
        Investments Limited on September 8, 2011. In future Exchange Act periodic reports,
        please clearly explain what you purchased from Huge Earn. For example only, please
        explain whether you obtained leases that were between Huge Earn and landlords or
        whether you obtained leases that were between Huge Earn and tenants. In addition,
        please identify the property that the purchased leases concern, identify the parties
        involved in the lease agreements and identify and discuss the material terms of the leases.
        In future Exchange Act periodic reports, please also revise your disclosure on page 2 to
        clarify how you purchased the leaseholds on September 8, 2011 and entered into a new
        lease agreement on October 1, 2011, but the leases were not transferred to Prestige until
        October 1, 2012. Finally, we note that you have not fulfilled the terms of the agreement.
        Please clarify whether Huge Earn may re-take possession, whether Huge Earn has
        entered into a written agreement extending your time period for complying, and add risk
        factor disclosure as appropriate.

Business Development & Future Prospects, page 4

4.   We note your disclosure that you have two centers. In future Exchange Act periodic
        reports, please provide operating data regarding your centers. For example only, please
        identify the total aggregate space that can be leased in each center, the amount of square
        footage and the percent of square footage that is occupied in each center, the average
        rental rates of each center, the amount of leases that are expiring in each center and the
        rental rate on the expiring leases in each center. Please also identify the location of each
        center. In addition, please identify and discuss the material terms of your leases,
        including the duration of the leases and any provisions regarding the termination of your
        leases.

Item 2. Description of Properties, page 8

5.   We note your disclosure regarding your mailing address and the address for the
        operations of Prestige. In future Exchange Act periodic reports, if appropriate, please
        include a statement that such properties are not held in fee and describe briefly how such
        properties are held or advise. Please refer to Item 102 of Regulation S-K.

Dividends, page 9

6.   We note your disclosure on page 6 that your "subsidiaries are currently limited in their
        ability to pay dividends or make distributions" to you. In future Exchange Act periodic
        reports, please include the disclosure regarding such restrictions required by Item 201(c)
        as appropriate or advise.

Results of Operations, page 11

Revenue, page 11

7.   We note your disclosure regarding the increase in your revenue. In future Exchange Act periodic reports, please address the relative impact of occupancy and rental rate changes or advise. In addition, we note your disclosure regarding the cost of your revenue. In future Exchange Act periodic reports, please further explain what is included in these costs.

Operational (Income) Expenses, page 11

8.   We note your disclosure regarding your operational expenses. In future Exchange Act periodic reports, please provide additional detail regarding what is included in these costs.

Item 9A. Controls and Procedures, page 14

Management's Annual Report on Internal Control Over Financial Reporting, page 14

9.   We note your conclusion that your internal control over financial reporting is not effective. Please tell us how you complied with Item 308 of Regulation S-K, or tell us how you determined it was not necessary to disclose any material weakness in your internal control over financial reporting identified by management. Please revise or advise.

Directors and Executive Officers, page 15

10.   In future Exchange Act periodic reports, please disclose the specific experience, qualifications, attributes or skills of your directors that led to the conclusion that the individual should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

Committees of the Board of Directors, page 16

11.   In future Exchange Act periodic reports, please provide the disclosure required by Item 407(d)(5) of Regulation S-K.

12.   We note your disclosure that "during the fiscal year ended June 30, 2013, all Section 16(a) filing requirements applicable to [your] officers, directors and greater than 10% beneficial owners were filing in compliance with all applicable requirements with the exception of Top Growth Holdings Group, Inc., Mr. Yeung Cheuk Hung, and Mr. Po Shu Michael Choy." Based on your disclosure on page 19, it appears that none of your officers, directors, or greater than 10% beneficial owners complied. Please advise

whether these forms have now been filed or explain why you do not believe they are required to be filed and revise future Exchange Act periodic reports as appropriate.

Item 13. Certain Relationships and Related Transactions and Director . . . , page 19

13.   In future Exchange Act periodic reports, please include the disclosure required by Item 407(a) of Regulation S-K or advise.

Item 15. Exhibits and Financial Statements, page 20

(i) Exhibits, page 20

14.   We note that you incorporate several of your exhibits by reference from certain of your current reports on Form 8-K that were previously filed. We were unable to locate the Form 8-Ks filed on July 7, 2009 and August 10, 2011 that you reference. In future Exchange Act periodic reports, please ensure that you reference the appropriate dates for these filings or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Look Yuen Ling
JV Group, Inc.
February 14, 2014
Page 5

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the
undersigned at 202-551-3438 if you have questions regarding comments on the financial
statements and related matters. Please contact Beth Frohlickstein, Attorney Advisor, at 202-551-
3789 or Stacie Gorman, Attorney Advisor, at 202-551-3585 with any other questions.

                                        Sincerely,

                                        /s/ Robert F. Telewicz, Jr.

                                        Robert F. Telewicz, Jr.
                                        Senior Staff Accountant